Mail Stop 4561

November 2, 2006

Mr. J. Patrick O'Grady
Chief Financial Officer
GMH Communities Trust
10 Campus Boulevard
Newtown Square, PA 19073

 Re: GMH Communities Trust
 Form 10-K for the Fiscal Year Ended December 31, 2005
 Form 10-Q for the Quarterly Period Ended March 31, 2006
 Form 10-Q for the Quarterly Period Ended June 30, 2006
 File No. 1-32290

Dear Mr. O'Grady:

 We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

 Sincerely,

 Jorge Bonilla
 Senior Staff Accountant